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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

       PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                    FILING NO. 1 FOR THE MONTH OF APRIL, 2001




                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

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                              VISIBLE GENETICS INC.

      On or about April 13, 2001, we mailed to our shareholders a Notice of Annual Meeting of Shareholders and Management Information Circular and Proxy Statement, each dated April 13, 2001, and Forms of Proxy.



Exhibit 1.  Notice of Annual Meeting of Shareholders, dated April 13, 2001

Exhibit 2. Management Information Circular and Proxy Statement, dated April 13, 2001

Exhibit 3.  Forms of Proxy

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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          VISIBLE GENETICS INC.


Date: April 13, 2001                      By: /s/ THOMAS CLARKE
                                              -----------------
                                           Name:  Thomas Clarke
                                           Title: Chief Financial Officer